PRESS RELEASE	JULY 18, 2022

Largo Publishes 2021 Sustainability Report

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) announces that it has published its 2021 Sustainability Report detailing the Company's approach and progress towards integrating sustainability into all aspects of its business. Largo's 2021 Sustainability Report has been compiled in accordance with the Global Reporting Initiative ("GRI") Standards: Core option, as well as Value Reporting Foundation - Sustainability Accounting Standards Board ("SASB") Metals & Mining Industry Standard requirements.

Paulo Misk, President and Chief Executive Officer of Largo commented: "I am proud to see the progress we have made in 2021, which is reflected in higher ESG ratings in several important areas described in our latest report. Our journey will continue, with other improvements planned on many sustainability-related performance measures and priorities going forward." He continued: "We're moving forward on a new and exciting path at Largo and by continuing to focus on sustainability and dedicating ourselves to the very best practices in our industries, I am confident we are on track to become a respected leader and contributor to the planet's low-carbon, sustainable future."

Largo's 2021 Sustainability Report:
www.largoinc.com/sustainability/overview

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement on Forward-looking Information:

This press release contains forward-looking information under applicable securities legislation ("forward-looking information"). Forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. .

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking information are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking information. Largo does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.